Exhibit 99.1

20 September 2016

BARCLAYS PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays PLC (the “Offeror”) has today launched invitations to holders of certain notes set out in the table below (the “Notes”) issued by Barclays Bank PLC to tender such Notes for purchase by the Offeror (the “Offers”), subject to applicable offer and distribution restrictions.

The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated 20 September 2016 (the “Tender Offer Memorandum”) and the related notice of guaranteed delivery. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offers

Description of Notes	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding		Purchase Price(1) (%)
Subordinated Floating Rate Notes due 2040 (the “2040 Notes”)	Barclays Bank PLC	XS0122679243		€100,000,000	67.50 per cent.

6.125 per cent. Undated Subordinated Notes (the “Undated Subordinated Notes”)	Barclays Bank PLC	XS0145875513		£36,244,000	108.50 per cent.

6.86 per cent. Callable Perpetual Core Tier One Notes (the “Tier One Notes”)	Barclays Bank PLC	06738CAG4 / XS0155141830/ US06738CAG42	US$	182,133,000	117.00 per cent.

Junior Undated Floating Rate Notes (the “Undated Floating Rate Notes”)	Barclays Bank PLC	GB0000784164	US$	202,985,000	70.00 per cent.

Undated Floating Rate Primary Capital Notes (the “Series 1 Notes”)	Barclays Bank PLC	GB0000779529	US$	335,430,000	70.00 per cent.

Undated Floating Rate Primary Capital Notes Series 2 (the “Series 2 Notes”)	Barclays Bank PLC	GB0000777705	US$	414,630,000	70.00 per cent.

Undated Floating Rate Primary Capital Notes Series 3 (the “Series 3 Notes”)	Barclays Bank PLC	XS0015014615		£145,000,000	80.00 per cent.

Description of Notes	Issuer	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Benchmark Security	Purchase Spread (Basis Points)	Bloomberg Reference Page
5.75 per cent. Fixed Rate Subordinated Notes due 2026 (the “2026 Notes”)	Barclays Bank PLC	XS0134886067	£455,408,000	1.5 per cent. UK Treasury Stock due 2026 (ISIN GB00BYZW3G56)	220	DMO2

(1)	The Purchase Price does not include accrued and unpaid interest.

The Offeror reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made to the Offeror in accordance with the procedures set out in the Tender Offer Memorandum. The Offeror intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in an announcement following the Expiration Deadline.

Notes validly tendered may be revoked at any time prior to the Expiration Deadline, but not thereafter.

Rationale for the Offers

The Offers are made as part of the Group’s ongoing liability management, with the intention of supporting its ongoing transition to a holding company capital and term funding model in line with regulatory requirements.

Other Information

Independently of the Offers, and as part of the Group’s ongoing transition to a holding company capital and term funding model, Barclays PLC intends to continue issuing senior unsecured and subordinated liabilities in all major currency markets. The Offers are not conditional upon any future capital markets issuance.

Purchase Price and Accrued Interest Payment

Subject to the relevant Minimum Denomination in respect of each Series of Notes, the price payable by the Offeror for any Notes of the relevant Series validly tendered at or before the Expiration Deadline and accepted by the Offeror will be as follows (the “Purchase Price”):

(a)	in respect of the 2040 Notes, 67.50 per cent. of the aggregate principal amount of such Notes;

(b)	in respect of the Undated Subordinated Notes, 108.50 per cent. of the aggregate principal amount of such Notes;

(c)	in respect of the Tier One Notes, 117.00 per cent. of the aggregate principal amount of such Notes;

(d)	in respect of the Undated Floating Rate Notes, 70.00 per cent. of the aggregate principal amount of such Notes;

(e)	in respect of the Series 1 Notes, 70.00 per cent. of the aggregate principal amount of such Notes;

(f)	in respect of the Series 2 Notes, 70.00 per cent. of the aggregate principal amount of such Notes;

(g)	in respect of the Series 3 Notes, 80.00 per cent. of the aggregate principal amount of such Notes; and

(h)

in respect of the 2026 Notes, an amount per £1,000 principal amount of the 2026 Notes, determined at or around 10:00 a.m. (New York City time) (the “Pricing Time”) on 27 September 2016 (the “Pricing Date”) by reference to the annualised sum of (i) the Purchase Spread (specified in the table above for such Notes) and (ii) the

Benchmark Security Rate, expressed as a percentage of the principal amount of the 2026 Notes rounded to the third decimal place (with 0.0005 being rounded upwards).

In respect of any Notes accepted for purchase, the Offeror will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be 30 September 2016.

Tender Offer Period

The Offers commence on 20 September 2016 and will end at 5:00 p.m. (New York City time) on 27 September 2016 (the “Expiration Deadline”) unless extended by the Offeror, in which case notification to that effect will be given by or on behalf of the Offeror by way of (i) by publication through RNS and/or (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements will also be made by the issue of a press release to one or more Notifying News Service(s).

Noteholders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

Expected Timetable of Events

The times and dates below are indicative only.

Date	Action

20 September 2016	Commencement of the Offers Offers announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent

27 September 2016 At or around 10:00 a.m. (New York City time)	Pricing Time Determination of the Benchmark Security Rate in respect of the 2026 Notes and the Purchase Price in respect of each Series of Notes.

27 September 2016 5:00 p.m. (New York City time)

Expiration Deadline/Withdrawal Deadline

Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

As soon as reasonably practicable after the Expiration Deadline

Announcement of Result of Offers

The Offeror will announce its decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers (including, if applicable, the Settlement Date for such Offers) and the results of the Offers in accordance with the methods set out in the Tender Offer Memorandum.

29 September 5:00 p.m. (New York City time)	Deadline for Delivery of Notes Tendered by Guaranteed Delivery procedures If any Noteholder desires to tender their Notes and (i) such

Notes certificates are not immediately available or cannot be delivered to the Tender Agent, (ii) such Noteholder cannot comply with the procedure for book-entry transfer, or (iii) such Noteholder cannot deliver the other required documents to the Tender Agent by the Expiration Deadline, such Noteholder must tender their Notes according to the guaranteed delivery procedure described in the Tender Offer Memorandum and deliver their Notes by 5:00 p.m. (New York City time) on 29 September 2016.

30 September 2016	Settlement Expected Settlement Date for the Offers. Payment of relevant Purchase Price and Accrued Interest Payment in respect of the Offers.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or revoke their instruction to participate in, the Offers before the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

Tel:	+44 (0)20 3134 8515 or +1 (212) 528-7581

US Toll Free Number: +1 (800) 438-3242

Email:	liability.management@barclays.com
Attention:	Liability Management Group

The Tender Agent

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

Tel:	+44 20 7704 0880
Fax:	+44 20 7067 9098
Attention:	Thomas Choquet / Arlind Bytyqi
Email:	barclays@lucid-is.com

A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Lisa Bartrip

Tel: +44 (0)20 7773 0708

Barclays Treasury

Miray Muminoglu

Tel: +44 (0)20 7773 8199

Media Relations

Tom Hoskin

Tel: +44 (0)20 7116 6927

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offers.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial

Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the “Relevant Persons”). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this communication and any other document and/or materials produced in connection with the Offers must not be relied or acted upon by persons other than Relevant Persons.

Belgium

Neither this announcement nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority and, accordingly, the Offers are not being made in Belgium by way of a public offer, as defined in Article 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids. Consequently, neither this announcement nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” within the meaning of Article 10 of the Belgian law of 16 June 2006 on the public offer of placement of instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. The information contained in this annoucement may not be used for any other purpose than the Offers or disclosed to any other person in Belgium than the above qualified investors.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers. This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”).

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Noteholders, or beneficial owners of the Notes, can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Spain

Neither the Offers nor this announcement constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the restated text of the Spanish Securities Market Law approved by Legislative Royal Decree 4/2015, of 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, que aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005, of 4 November and Royal Decree 1066/2007, of 27 July. Accordingly, this Tender Offer Memorandum has not been submitted for approval and has not been approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

In addition, each Noteholder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

Each of the Offeror, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender or submission may be rejected.